Schedule A

TETRA TECHNOLOGIES, INC.
Key Marine Insurance Coverage

LIABILITIES
Coverage Type	Carrier	Coverage Limit (USD)
General Liability and Protection & Indemnity(1)	Aspen Insurance UK Ltd	$1,000,000 per occurrence (GL) and $1,000,000 each accident or occurrence (P&I), subject to a $1,000,000 combined single limit per occurrence.

Excess Liability – Occurrence(2)	Aspen Insurance UK Ltd	$10,000,000 each occurrence.

Excess Liability - Claims Made(2)	Aspen Insurance UK Ltd and other	$40,000,000 each occurrence.
various Lloyd's London Syndicates

Worker's Compensation/Employer's Liability(3)	Liberty Mutual Insurance Company	$1,000,000 each accident for Worker's Compensation; Employer's Liability limits are statutory.

Maritime Employer's Liability(4)	Aspen Insurance UK Ltd	$1,000,000 each accident.

PROPERTY
Coverage Type	Carrier	Coverage Limit (USD)
Hull & Machinery(5)	Underwriters at Lloyd's London	Agreed Values, subject to a maximum per vessel value of $35,000,000, plus Loss Of Earnings coverage, on selected vessels, to a maximum of $15,000,000.

Vessel Pollution Liability(6)	Water Quality Insurance Syndicate (WQIS)	Coverage A and B: $5,000,000 Various other Coverages to a maximum of $1,000,000

OTHER
Coverage Type	Carrier	Coverage Limit (USD)
Maritech Energy Package(7)	Lloyd's London Syndicates and Various Other Insurance Co
Section 1 Property – Platforms $109,995,000; Removal Of Wreck Platforms $86,594,428; Excess Removal Of Wreck $164,021,956.
Section 2 Operator's Extra Expense – All wells (scaled to interest) $75,000,000; Care, Custody & Control $2,000,000; Unsound Location $5,000,000; Standby Charges $3,000,000

(1)	General Liability and Protection & Indemnity provides 3rd-party liability coverage for risks of accidental nature, including but not limited to death and personal injury, full collision liability, damage to fixed and floating objects, pollution liability, and wreck removal; excludes coverage for members of the crew.
(2)	Excess Liability coverages provide standard 3rd-party liability coverage in excess of scheduled primary coverages.
(3)	Worker's Compensation/Employer's Liability provides coverage for employee death or bodily injury via occupational accident or illness; includes endorsement for coverage under the United States Longshore & Harbor Workers' Compensation Act (USL&HWCA).
(4)	Maritime Employer's Liability provides coverage for employee death or bodily injury via occupational accident to a seamen (a person that furthers the mission of a vessel while assigned to that vessel or to a fleet of vessels).
(5)	The Hull & Machinery policy provides 1st-party physical damage coverage to the hull, materials, machinery, outfit and everything connected therewith, nothing excluded; also provides for Loss Of Earnings coverage on certain specified vessels.
(6)	The Vessel Pollution Liability policy provides pollution coverage for Oil or Hazardous Substances emanating from a vessel, addressing both OPA (Oil Pollution Act of 1990) and CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act of 1980) obligations; also provides coverage for cost of defense, fines and penalties. Coverages A and B concern the Discharge or Substantial Threat of a Discharge of either Oil (A) or Hazardous Substances (B).
(7)	The Maritech Energy Package provides operational all risks coverage (excluding Named Windstorm) for (Section 1) physical loss or damage to scheduled offshore property, including Removal Of Wreck and/or Debris, and for (Section 2) Operator's Extra Expense, i.e., Control Of Well, Redrill/Extra Expense and Pollution and Cleanup.